FEDERAL DEPOSIT INSURANCE CORPORATION

Washington, D.C. 20006

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Atlantic Southern Financial Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

648811-10-7 (CUSIP Number)

June 13, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

1.	Names of Reporting Persons. SPP Holding Company, L.P. (“Partnership”) I.R.S. Identification Nos. of above persons (entities only).

58-2334570
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Georgia

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power

60,000 shares, except that SPP Financial Services, Inc. (“Corporation”), the General Partner of Partnership, may be deemed to have sole power to vote these shares, and Benjamin W. Griffith, III (“Griffith”), Edward J. Harrell (“Harrell”), and Elaine Demarest (“Demarest”), directors of Corporation, may be deemed to have shared power to vote these shares.

6. Shared Voting Power

See response to Row 5
7. Sole Dispositive Power

60,000 shares, except that Corporation, the General Partner of Partnership, may be deemed to have sole power to vote these shares, and Griffith, Harrell, and Demarest, directors of Corporation, may be deemed to have shared power to vote these shares.

8. Shared Dispositive Power

See response to Row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

60,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9)

1.82%
12.	Type of Reporting Person (See Instructions)

PN

1.	Names of Reporting Persons. SPP Financial Services, Inc. (“Corporation”) I.R.S. Identification Nos. of above persons (entities only).

58-2334557
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Georgia

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power

60,000 shares all of which are directly owned by Partnership. Corporation, the General Partner of Partnership, may be deemed to have sole power to vote these shares, and Griffith, Harrell, and Demarest, directors of Corporation, may be deemed to have shared power to vote these shares.

6. Shared Voting Power

See response to Row 5
7. Sole Dispositive Power

60,000 shares, all of which are directly owned by Partnership. Corporation, the General Partner of Partnership, may be deemed to have sole power to dispose of these shares, and Griffith, Harrell, and Demarest, directors of Corporation, may be deemed to have shared power to dispose of these shares.

8. Shared Dispositive Power

See response to Row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

60,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9)

1.82%
12.	Type of Reporting Person (See Instructions)

HC

1.	Names of Reporting Persons. Benjamin W. Griffith, III (“Griffith”) I.R.S. Identification Nos. of above persons (entities only).

###-##-####
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power

103,000
6. Shared Voting Power

60,000 shares, all owned directly by Partnership. Griffith is a director of Corporation and may be deemed to have shared power to vote these shares.
7. Sole Dispositive Power

103,000
8. Shared Dispositive Power

60,000 shares, all owned directly by Partnership. Griffith is a director of Corporation and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

163,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9)

4.93%
12.	Type of Reporting Person (See Instructions)

IN

1.	Names of Reporting Persons. Edward J. Harrell (“Harrell”) I.R.S. Identification Nos. of above persons (entities only).

###-##-####
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power

1,500
6. Shared Voting Power

60,000 shares, all owned directly by Partnership. Harrell is a director of Corporation and may be deemed to have shared power to vote these shares.
7. Sole Dispositive Power

1,500
8. Shared Dispositive Power

60,000 shares, all owned directly by Partnership. Harrell is a director of Corporation and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

61,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9)

1.86%
12.	Type of Reporting Person (See Instructions)

IN

1.	Names of Reporting Persons. Elaine Demarest (“Demarest”) I.R.S. Identification Nos. of above persons (entities only).

###-##-####
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power

0
6. Shared Voting Power

60,000 shares, all owned directly by Partnership. Demarest is a director of Corporation and may be deemed to have shared power to vote these shares.
7. Sole Dispositive Power

0
8. Shared Dispositive Power

60,000 shares, all owned directly by Partnership. Demarest is a director of Corporation and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

60,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9)

1.81%
12.	Type of Reporting Person (See Instructions)

IN

Item 1.	(a)	Name of Issuer

Atlantic Southern Financial Group, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

4077 Forsyth Road, Macon, Georgia 31210

Item 2.	(a)	Name of Person Filing

This Statement is filed by SPP Holding Company, L.P., a Georgia limited partnership (“Partnership”), and the general partner of Partnership, SPP Financial Services, Inc. (“Corporation”), Benjamin W. Griffith, III (“Griffith”), a director of Corporation, Edward J. Harrell (“Harrell”), a director of Corporation, and Elaine Demarest (“Demarest”), a director of Corporation. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Corporation, the general partner of Partnership, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Partnership. Griffith, Harrell, and Demarest are a directors of Corporation and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by Partnership.

	(b)	Address of Principal Business Office or, if none, Residence

SPP Holding Company, L.P. 240 Third Street P. O. Box 1606 Macon, Georgia 31201

	(c)	Citizenship

Partnership is a Georgia limited partnership. Corporation is a Georgia corporation. Griffith, Harrell, and Demarest are United States citizens.

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

648811-10-7

Item 3.	Not Applicable

Item 4.	Ownership. The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of June 14, 2006.

	(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

	(b)	Percent of class: See Row 11 of cover page for each Reporting Person.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote. See Row 5 of cover page for each Reporting Person.

		(ii)	Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

		(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

		(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the partnership agreement of Partnership, the general partners, limited partners, or members as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer, owned by each such entity of which they are a general partner, limited partner, or member.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary. N/A

Item 8.

Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §§240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §§240.13d-1(c) or §§240.13d-1(d), attach an exhibit stating the identity of each member of the group. See Exhibit “A” attached hereto.

Item 9.

Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5. N/A

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 22, 2006
Date

SPP HOLDING COMPANY, L.P.
BY:	SPP FINANCIAL SERVICES, INC.,
General Partner

	BY:	/s/ Edward J. Harrell
EDWARD J. HARRELL, President

SPP FINANCIAL SERVICES, INC.,

BY:	/s/ Edward J. Harrell
EDWARD J. HARRELL, President

/s/ Benjamin W. Griffith, III
BENJAMIN W. GRIFFITH, III, Director

/s/ Edward J. Harrell
EDWARD J. HARRELL, Director

/s/ Elaine Demarest
ELAINE DEMAREST, Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit		Found on Sequentially Numbered Page
Exhibit A:	Agreement of Joint Filing	11

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Atlantic Southern Financial Group, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: June 22, 2006

Entities:	SPP Holding Company, L.P.
SPP Financial Services, Inc.

SPP HOLDING COMPANY, L.P.
BY:	SPP FINANCIAL SERVICES, INC.,
General Partner

	BY:	/s/ Edward J. Harrell
EDWARD J. HARRELL, President

SPP FINANCIAL SERVICES, INC.,

BY:	/s/ Edward J. Harrell
EDWARD J. HARRELL, President

Individuals:	Benjamin W. Griffith, III
Edward J. Harrell
Elaine Demarest

/s/ Benjamin W. Griffith, III
BENJAMIN W. GRIFFITH, III

/s/ Edward J. Harrell
EDWARD J. HARRELL

/s/ Elaine Demarest
ELAINE DEMAREST